UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ENPHASE ENERGY, INC.
(Exact name of registrant as specified in its charter)
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Delaware	001-35480	20-4645388
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

47281 Bayside Parkway
Fremont, CA 94538
(Address of principal executive offices, including zip code)
Lisan Hung
Vice President, General Counsel and Corporate Secretary
(707) 774-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

Enphase Energy, Inc. (the “Company”) evaluated its current products and determined that certain products it contracts to manufacture contain conflict minerals originating in the Democratic Republic of the Congo or adjoining countries. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2018 is provided as Exhibit 1.01 to the Specialized Disclosure Report and is publicly available on the Company’s corporate website at http://investor.enphase.com/sec.cfm.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit Number	Description
1.01	Conflicts Minerals Report for the reporting period January 1, 2018 to December 31, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2019	ENPHASE ENERGY, INC.
	By:	/s/ Lisan Hung
Lisan Hung
Vice President, General Counsel and Corporate Secretary